 North America Structured Investments  4yr Auto Callable Review Notes with Contingent Minimum Return  Overview  The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinkedbelow.  Hypothetical Amount Payable***  Lesser  Summary of Terms  Issuer: JPMorgan Chase Financial Company LLC.  Performing IndexReturn at Review  Date  Total Return at Total Return at Total Return at Total Return at  First Review Second Review Third Review Final Review  Date Date Date Date  Guarantor: JPMorgan Chase & Co.  Minimum Denomination: $10,000  Indices: Russell 2000® Index (RTY) and S&P 500® Index (SPX)  Pricing Date: November 18, 2016  Maturity Date: November 23, 2020  Review Dates: November 27, 2017 (first Review Date), November 19, 2018 (second Review Date),  November 18, 2019 (third Review Date) and November 18, 2020 (final Review Date),  Payment if Called*: For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call  premium amount, calculated as follows:  between 10.50%* and 11.50% × $1,000 if automatically called on the firstReview Date  between 21.00%* and 23.00% × $1,000 if automatically called on thesecond Review Date  between 31.50%* and 34.50% × $1,000 if automatically called on the thirdReview Date  between 42.00%* and 46.00% × $1,000 if automatically called on the finalReview Date  Contingent Minimum Return: 10.00%**  Buffer Amount: 30.00%  CUSIP: 46646E3A8  80.00% 10.50% 21.00% 31.50% 42.00%  60.00% 10.50% 21.00% 31.50% 42.00%  40.00% 10.50% 21.00% 31.50% 42.00%  20.00% 10.50% 21.00% 31.50% 42.00%  10.00% 10.50% 21.00% 31.50% 42.00%  0.00% 10.50% 21.00% 31.50% 42.00%  -5.00% N/A N/A N/A 10.00%  -20.00% N/A N/A N/A 10.00%  -25.00% N/A N/A N/A 10.00%  -30.00% N/A N/A N/A 10.00%  -30.01% N/A N/A N/A -30.01%  Preliminary Pricing Supp.  http://sp.jpmorgan.com/document/cusip/46646E3A8/doctype/Product_Termsheet/document.pdf  -80.00%  N/A  N/A  N/A  -80.00%  For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes,  please see the hyperlink above. You may lose some or all of your principal at maturity. Any payment on the notes is  -100.00%  NA  NA  N/A  -100.00%  subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes and the credit risk of  JPMorgan Chase & Co., as guarantor of the notes.  * To be determined on the Pricing Date, but not less than 10.50% per annum  Automatic Call  If the Index closing level of each Index on any Review Date is greater than or equal to the applicable Call Level, the notes will be automaticallycalled for a cash payment per $1,000 principal amount note that will vary depending on the applicable Review Date and call premium.  Payment at Maturity  If the notes have not been automatically called and the Ending Index Level of each Index is less than its InitialIndex Level by up to the Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:$1,000 + ($1,000 × Contingent Minimum Return)  If the notes have not been automatically called and the Ending Index Level of either Index is less than its Initial  ** To be determined on the Pricing Date, but not less than 10.00% per annum  *** Reflects a Minimum Coupon Rate of 10.50% for illustrative purposes. The hypothetical returns on thenotes shown above apply only if you hold the notes for their entire term or until automatically called. Thesehypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary  market. If these fees and expenses were included, the hypothetical returns and hypothetical interestpayments shown above would likely be lower.  Payment at Maturity (Continued)  Index Level by more than the Buffer Amount, you will lose 1% of the principal amount of yournotes for every 1% that the Ending Index Level of the Lesser Performing Index is less than itsInitial Index Level, and your payment at maturity per $1,000 principal amount note will be  calculated as follows:  $1,000 + ($1,000 × Lesser Performing Index Return)  If the notes have not been automatically called and the Ending Index Level of either Index isless than its Initial Index Level by more than the Buffer Amount of 30%, you will lose more than30% of your principal amount and could lose up to the entire principal amount of your notes atmaturity.  Capitalized terms used but not defined herein shall have the meaning set forth in thepreliminary pricing supplement.  J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

4yr Auto Callable Review Notes with Contingent Minimum Return

J.P.Morgan

Selected Risks

- Your investment in the notes may result in a loss. The notes do not guarantee any return of principal.
- Payment on the notes at maturity is subject to the credit risk of JPMorgan Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Financial or JPMorgan Chase & Co.
- You are exposed to the risks of the decline in value of each Index.
- Your payment at maturity may be determined by the lesser performing Index.
- Return is limited to the principal amount plus call premium regardless of any appreciation of the Indices, which may be significant.
- If the notes have not been automatically called and the Ending Index Level of either Index is less than its Initial Index Level by up to the Buffer Amount, you will lose 1% of your principal for every 1% the final level of the lesser performing Index is less than its Initial Level.
- The benefit provided by the Buffer Amount may terminate on the Final Review Date.
- The automatic call feature may force a potential early exit. There is no guarantee you will be able to reinvest the proceeds at a comparable interest rate for a similar level of risk.
- No interest or dividend payments, voting rights, or ownership rights with the securities included in the Index.
- You are exposed to the risks associated with small capitalization companies.
- As a finance subsidiary, JPMorgan Financial Company LLC has no independent operations and has limited assets.

Selected Risks (continued)

- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.
- Lack of liquidity: J.P. Morgan Securities LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.
- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" to the applicable pricing supplement for additional information.

Additional Information

SEC Legend: JPMorgan Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments.

Free writing prospectus filed pursuant to Rule 433, Registration Statement Nos. 333-209682 and 333-209682-1

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com